FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August, 02

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL
ENGINE CORPORATION LIMITED
A.C.N. 009 344 058

1 WHIPPLE STREET
BALCATTA WA 6021
AUSTRALIA
TELEPHONE: +61 8 9441 2311
FACSIMILE: +61 8 9441 2133
http://www.orbeng.com

ASX AND MEDIA RELEASE: 20 August, 2002
FOR IMMEDIATE RELEASE

ASX Code: OEC
NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

ORBITAL – ANNUAL RESULT

PERTH, AUSTRALIA: Orbital Engine Corporation today announced its financial results for the year ended 30 June 2002. Key features of these results include: -

- Loss after taxation of $26.8 million for the year, which includes a $6.4 million provision for investment in Indonesian licensee Texmaco, compared to $26.8 million loss in the year ended 30 June 2001.
- Operating loss after taxation of $20.4 million for the financial year, compared to $26.8 million in the previous corresponding period.
- Operating loss in the 2nd half of $6.0 million compared to $14.4 million in the 1st half year.
- Restructuring costs including redundancy expenses of $5.4 million during the year. $3.5 million of these costs were incurred in the 2nd half year.
- Improved cashflow in the 2nd half year, notwithstanding the settlement of employee entitlements resulting from restructuring.
- Greatly reduced Synerject loss for the year, particularly the 2nd half. Synerject has operated at a break-even level, and has been cash flow positive for the last quarter of the financial year.
- An overall 13.7% decline in revenue (excluding interest). $2.2 million is from Marine, reflecting the difficult retail environment in that sector and $3.7 million from a reduction in Synerject outsourcing demands.
- Continued roll out of new models in the Marine & Recreation and Motorcycle markets.

Chief Executive Officer, Peter Cook, who was appointed on 1 January 2002, said that the results were clearly disappointing although showed improvement in the 2nd half, and reflected the performance of a company in transition, operating in tough markets.

"These results reflect the downturn in several sectors in which we operate, as lack of confidence, particularly in the USA, has affected discretionary consumer expenditure and OEM's responses to those conditions."

Total revenue declined by 13.7% to $51.2 million. The 3 main revenue streams were all affected by depressed market conditions, despite continued introduction of new products. In May and June 2002, Piaggio and Peugeot Motocycles each launched Orbital's direct injection technology on two models of their scooters. Piaggio, manufacturer of Vespa scooters, and Peugeot Motocycles, together with Aprilia, represent approximately 75% of the European Market. Orbital now has the Orbital Combustion Process (OCP™) on 24 different products in the market, with 6 manufacturers, compared to 15 products with 5 manufacturers at 30 June 2001.

"During my first six months, we have reviewed key operational and strategic issues and implemented changes to the organisation's structure and size. Changes have occurred at Board and employee levels, and we should see the results of these initiatives in the next financial year," added Mr Cook.

Overhead expenses were down by 18% to $25.4 million, due primarily to cost cutting initiatives introduced in May 2001 and January 2002. Our recent business review will promote a further $4.0 million of cost reductions per annum. The cost of implementing these changes include redundancy costs, provision for surplus lease space, and consequential write-off of fixed assets, and have been accounted for in full in these results.

The Texmaco provision stemmed from a review of all non-current assets. Texmaco is a substantial manufacturing business and has a continuing commitment for the production of OCP™ 2-stroke engines. However, it has been adversely affected by economic and political trends in Indonesia and Orbital considers it prudent to make full provision for its investment in this company.

Synerject, owned 50:50 by Orbital and Siemens-VDO, introduced major operational and structural changes during the last 12 months, including price increases and cost reductions. As a result, Orbital's share of Synerject's net loss was $3.1 million compared to $12.8 million in the previous year. Synerject had a benefit from increased motorcycle volumes as Piaggio and Peugeot Motocycles launched products in the 2nd half-year. During this period Synerject needed no cash support from its parents. Synerject now has a cost structure which is appropriate for its business requirements and we are confident that, as volumes increase, Synerject will be profitable and cash flow positive.

Cash at the end of the year is $13.7 million. Cash outflow during the year of $17.9 million, was partly of an operating and restructuring nature and partly investment in Synerject. EBITDA in the 2nd half was a $2.9 million loss compared to $18.5 million loss in the first half. The next financial year should see further reductions in cash overheads of between $4 million and $6 million, with a consequent improvement in EBITDA and cash flow.

In recent announcements Orbital has reinforced its objective of being cash neutral from its trading operations for the year ended 30 June 2003. The changes that have been introduced recently increase confidence that this objective should be met.

Financial Summary

Orbital's result for the year is summarised as follows:

	1st Half A$'000	2nd Half A$'000	June 2002 A$'000	June 2001 A$'000
Revenue				
System Sales	16,919	18,829	35,748	37,939
Engineering	3,736	5,029	8,765	14,736
Royalties	1,213	1,480	2,693	3,537
Licence income	1,155	2,603	3,758	1,398
	23,023	27,941	50,964	57,610
Other Income				
Proceeds on sale of fixed assets	82	56	138	939
Other	60	46	106	764
	142	102	244	1,703
Total Revenue (Excluding Interest)	23,165	28,043	51,208	59,313
Cost of system sales	(15,919)	(17,308)	(33,227)	(35,352)
Licence costs	-	(477)	(477)	-
Gross Contribution	7,246	10,258	17,504	23,961
Overhead Expenses	(14,375)	(11,074)	(25,449)	(30,932)
Foreign Exchange gain/(loss)	(388)	1,781	1,393	(1,903)
Restructuring costs	(1,884)	(3,534)	(5,418)	(2,572)
Share of Synerject Net Loss	(2,694)	(374)	(3,068)	(12,834)
Provision Texmaco Investment	(6,446)	-	(6,446)	-
Earnings before interest, tax, depreciation & amortisation	(18,541)	(2,943)	(21,484)	(24,280)
Depreciation & Amortisation	(1,398)	(1,354)	(2,752)	(3,038)
Amortisation of prepaid marketing	(1,159)	(1,160)	(2,319)	(2,319)
Net Interest Income	391	289	680	2,269
Operating loss before tax	(20,707)	(5,168)	(25,875)	(27,368)
Income tax (expense) credit	(30)	(871)	(901)	807
Operating Loss after tax	(20,737)	(6,039)	(26,776)	(26,561)
Outside equity interest	-	-	-	(276)
Operating Loss after tax attributable to members	(20,737)	(6,039)	(26,776)	(26,837)

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine, recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges.

CONTACTS: **Email – info@orbeng.com.au** **Website – www.orbeng.com.au**

Australia: Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311

Keith Halliwell
Chief Financial Officer
Tel: +61 8 9441 2311

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

Orbital Engine Corporation Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
009 344 058		√	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market

				$A'000
Revenues from ordinary activities *(item 1.1)*	Down	15.7%	to	51,960
Loss from ordinary activities after tax attributable to members *(item 1.22)*	Down	0.2%	to	(26,776)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	(loss) of			NIL
Loss for the period attributable to members *(item 1.11)*	Down	0.2%	to	(26,776)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL	NIL

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	51,960	61,651
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(74,695)	(76,116)
1.3	Borrowing costs	(72)	(69)
1.4	Share of net profits (losses) of business undertaking (*see item 17.4*)	(3,068)	(12,834)
1.5	**Profit (loss) from ordinary activities before tax**	**(25,875)**	**(27,368)**
1.6	Income tax on ordinary activities *(attachment A)*	(901)	807
1.7	**Profit (loss) from ordinary activities after tax**	**(26,776)**	**(26,561)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(26,776)**	**(26,561)**
1.10	Net profit (loss) attributable to outside +equity interests	-	(276)
1.11	**Net profit (loss) for the period attributable to members**	**(26,776)**	**(26,837)**

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(7.5c)	(7.6c)
1.19	Diluted EPS	(7.5c)	(7.6c)

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(26,776)	(26,561)
1.21	Less (plus) outside +equity interests	-	(276)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(26,776)**	**(26,837)**

Revenue and expenses from ordinary activities

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services		
	System sales	35,748	37,939
	Engineering	8,765	14,736
	Royalties	2,693	3,537
	Licence income	3,758	1,398
		50,964	**57,610**
1.24	Interest revenue	752	2,338
1.25	Other relevant revenue	244	1,703
1.26	Details of relevant expenses		
	Cost of system sales	33,227	35,352
	Employee expenses	14,672	19,195
	Restructuring costs	5,418	2,572
	Provision against carrying value of investment	6,446	-
	Other expenses from ordinary activities	12,180	15,959
		71,943	**73,078**
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	**2,752**	**3,038**
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(196,769)	(169,932)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(26,776)	(26,837)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(223,545)**	**(196,769)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	N/A	N/A	N/A	N/A
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	N/A	N/A	N/A	N/A

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(20,737)	(16,223)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(6,039)	(10,614)

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	13,764	32,735	22,078
4.2	Receivables	6,904	10,647	10,711
4.3	Investments	-	-	-
4.4	Inventories	555	801	845
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	971	2,426	2,095
4.7	**Total current assets**	**22,194**	**46,609**	**35,729**
	Non-current assets			
4.8	Receivables	10,222	3,508	8,823
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	6,446	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	12,626	15,534	13,934
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	2,627	2,101
4.17	Other:-			
	Research & development restricted security deposits	-	36,158	-
	Prepayments & other	-	907	-
4.18	**Total non-current assets**	**22,848**	**65,180**	**24,858**
4.19	**Total assets**	**45,042**	**111,789**	**60,587**
	Current liabilities			
4.20	Payables	5,652	8,505	10,997
4.21	Interest bearing liabilities	236	384	292
4.22	Tax liabilities	52	390	357
4.23	Provisions exc. tax liabilities	5,060	2,254	3,674
4.24	Other	2,268	3,978	2,950
4.25	**Total current liabilities**	**13,268**	**15,511**	**18,270**

	Non-current liabilities			
4.26	Payables	-	-	-
	Non Interest Bearing Liabilities	19,000	19,000	19,000
4.27	Interest bearing liabilities	357	541	436
4.28	Tax liabilities	-	2,375	1,789
4.29	Provisions exc. Tax liabilities	3,527	3,445	3,392
4.30	Other :-			
	Future put obligations research and development syndication	-	36,158	-
	Unearned Income	-	295	939
	Liability for share of net asset deficiency in business undertakings	21,595	20,393	23,427
4.31	**Total non-current liabilities**	**44,479**	**82,207**	**48,983**
4.32	**Total liabilities**	**57,747**	**97,718**	**67,253**
4.33	**Net assets**	**(12,705)**	**14,071**	**(6,666)**

	Equity			
4.34	Capital/contributed equity	210,840	210,840	210,840
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(223,545)	(196,769)	(217,506)
4.37	**Equity attributable to members of the parent entity**	**(12,705)**	**14,071**	**(6,666)**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**(12,705)**	**14,071**	**(6,666)**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	52,849	60,290
7.2	Payments to suppliers and employees	(65,661)	(72,028)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	752	2,338
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	(794)	(603)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(12,854)**	**(10,003)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(503)	(573)
7.11	Proceeds from sale of property, plant and equipment	138	939
7.12	Payment for purchases of equity investments	347	(559)
7.13	Proceeds from sale of equity investments	-	-
7.14	Advances to related business undertaking	(4,645)	(8,171)
7.15	Loans repaid by other entities	-	-
7.16	Investment in business undertaking	-	(8,324)
7.17	**Net investing cash flows**	**(4,663)**	**(16,688)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	5,161
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(404)	(433)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(404)**	**4,728**
7.24	**Net increase (decrease) in cash held**	**(17,921)**	**(21,963)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	32,735	52,855
7.26	Exchange rate adjustments to item 7.25.	(1,050)	1,843
7.27	**Cash at end of period** *(see Reconciliation of cash)*	13,764	32,735

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	3,059	12,070
8.2	Deposits at call	10,705	20,665
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**13,764**	**32,735**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(49.8%)	(44.4%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	N/A	(190.7%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	2002	2001
Basic earnings/(loss) per share (in cents)	(7.5)	(7.6)
Diluted earnings/(loss) per share (in cents)	(7.5)	(7.6)

NTA backing	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	(3.6c)	4.0c

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	N/A	N/A	N/A
15.7	Previous year	N/A	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	N/A	N/A
15.9 Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	N/A	N/A
15.11 Preference +securities *(each class separately)*	N/A	N/A
15.12 Other equity instruments *(each class separately)*	N/A	N/A
15.13 Total	**N/A**	**N/A**

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total				
17.3 Other material interests Synerject, LLC	50%	50%	(3,068)	(12,834)
17.4 Total			(3,068)	(12,834)

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1 **Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3 **+Ordinary securities**	355,387,361	355,387,361	N/A	Fully Paid
18.4 Changes during current period (a) Increases through issues	689,087	689,087	Nil	Fully Paid
(b) Decreases through returns of capital, buybacks	-	-		
18.5 **+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
18.7 **Options** *(description and conversion factor)*	Refer Attachment C		*Exercise price*	*Expiry date (if any)*
18.8 Issued during current period	Nil			
18.9 Exercised during current period	Nil			
18.10 Expired during current period	Refer Attachment C			
18.11 **Debentures** *(description)*	N/A	N/A		
18.12 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13 **Unsecured notes** *(description)*	N/A	N/A		
Changes during current period				
18.14 (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

See attachment B.

Comments by directors

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the lastannual report and any announcements to the market made by the entity during the period.***

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

See attached review of operations

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

N/A

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The consolidated entity has $5,984,852 in franking credits. The company does not intend to pay any dividends during the next financial year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

The consolidated entity has applied AASB 1027 Earnings per share and the revised AASB 1005 Segment Reporting for the first time from 1 July 2001

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Old Swan Brewery, 173 Mounts Bay Road, Crawley, WA 6009
Date	24th October, 2002
Time	10:00am
Approximate date the +annual report will be available	26th September, 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 20th August 2002
Company Secretary

Print name: **KEITH HALLIWELL**

ATTACHMENT A

Orbital Engine Corporation Limited – Preliminary Final Report
Appendix 4B (rule 4.13(b))

INCOME TAX CREDIT

	2002 $000's	2001 $000's
Prima facie income tax credit		
- Calculated at 30% on the operating loss (2001: 34%)	**7,763**	9,305
- (Decrease)/increase in income tax credit due to:		
- Withholding tax	**(656)**	(173)
- Depreciation and amortisation	**(5)**	(11)
- Capital gain on sale of land	**-**	(58)
- Purchased goodwill written off	**-**	(129)
- Other (non-deductible)/non-assessable amounts	**12**	(27)
- Research and development allowance	**304**	449
- Non-assessable income	**-**	532
Income tax credit on operating loss before individually significant income tax items	**7,418**	9,888
Individually significant income tax items:		
- Non-resident controlled entities results not tax effected	**(257)**	(3,604)
- Australian tax losses not brought to account	**(5,125)**	(5,731)
- Provision against carrying value of investments	**(1,934)**	-
- Other Australian timing differences not brought to account	**(1,090)**	-
- Restatement of deferred tax balances due to change in company tax rate	**-**	(115)
	(8,406)	(9,450)
Income tax (expense)/credit for current year	**(988)**	438
Income tax over provided in prior year	**87**	369
Income tax (expense)/credit on operating loss	**(901)**	807

ACHMENT B

l Engine Corporation Limited – Preliminary Final Report - Appendix 4B (rule 4.13(b))

TS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

ess Segments

	Marine & Recreation		Motorcycles		Automotive		Engineering		Eliminations		Consolidated	
	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's
segment revenue	40,769	43,043	4,741	7,616	4,732	5,538	867	2,165	-	-	51,109	58,362
gment revenue	-	-	-	-	-	-	8,532	14,722	(8,532)	(14,722)	-	-
t Revenue	40,769	43,043	4,741	7,616	4,732	5,538	9,399	16,887	(8,532)	(14,722)	51,109	58,362
ted corporate revenues											851	3,289
evenue											51,960	61,651
t Result	2,924	3,708	(1,551)	(1,811)	(3,475)	(4,983)	(5,693)	(5,185)	-	-	(7,795)	(8,271)
ted corporate loss											3,148	3,691
ı for diminution in carrying value of investment											6,446	-
uring costs											5,418	2,572
losses in related business undertaking											3,068	12,834
s before related income tax											(25,875)	(27,368)
ax expense / (benefit)											901	(807)
s attributable to outside equity interests											-	276
er tax attributable to members											(26,776)	(26,837)
ion and amortisation	485	180	-	-	12	11	2,255	2,847	-	-	2,752	3,038
ıarketing expenses - amortised	-	-	2,319	2,319	-	-	-	-	-	-	2,319	2,319
ı-cash expenses	296	646	267	-	8	-	28	(11)	-	379	599	1,014
ıt non-cash expenses	781	826	2,586	2,319	20	11	2,283	2,836	-	379	5,670	6,371
for diminution in carrying value of investments											6,446	-
ring costs											1,640	700
xchange translation loss / (gain)											(1,393)	334
ı expenses											12,363	7,405

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated	
	2002 $000's	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's
ent Assets	**5,502**	3,437	**985**	4,779	**885**	2,413	**13,001**	17,450	**683**	167	**21,056**	28,246
cated assets												
											13,764	32,735
ables from / loans to related business undertaking											**10,222**	5,577
ment in Texmaco											**-**	6,446
ly deposits											**-**	36,158
income tax benefit											**-**	2,627
lidated Total Assets											**45,042**	111,789
ent Liabilities	**2,956**	4,679	**450**	412	**242**	239	**4,821**	6,359	**1,499**	1,715	**9,968**	13,404
cated liabilities												
e tax liabilities											**52**	2,765
ings											**19,593**	19,925
ned income and other provisions											**6,539**	5,073
put obligations											**-**	36,158
aking											**21,595**	20,393
lidated Total Liabilities											**57,747**	97,718
lidated Net Assets / (Liabilities)											**(12,705)**	14,071

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated	
nt Acquisitions of Non current assets	**9**	60	**-**	-	**-**	39	**494**	1,031	**-**	3	**503**	1,133
ated acquisitions												
ients in related business undertaking											**-**	8,324
related business undertaking											**4,645**	3,508
idated Acquisitions of Non current assets											**5,148**	12,965

iapter 19 for defined terms.
)2

raphical Segments

	North America		Europe		Asia		Australia		Consolidated	
	2002 $000's	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's	**2002 $000's**	2001 $000's
al segment revenue	**41,675**	44,977	**5,345**	7,883	**2,858**	3,206	**1,231**	2,296	**51,109**	58,362
nt Assets	**5,287**	4,813	**386**	1,985	**1,271**	3,479	**14,112**	17,969	**21,056**	28,246
itions of Non current assets	**9**	60	**-**	39	**-**	-	**494**	1,034	**503**	1,133

ATTACHMENT C

Orbital Engine Corporation Limited - Preliminary Final Report
Appendix 4B (rule 4.13(b))

Employee Options for the year ended 30 June 2002

Option Type	Exercise Price $	Expiry date	Opening Balance	Expired	Closing Balance
1996A	0.94	01 Nov 2001	518,000	518,000	-
1996B	1.04	01 Nov 2001	1,152,051	1,152,051	-
1997A	0.74	19 Sep 2002	504,000	12,000	492,000
1997B	0.82	19 Sep 2002	1,299,900	29,600	1,270,300
1998A	0.59	25 Sep 2003	516,500	4,000	512,500
1998B	0.66	25 Sep 2003	541,200	7,600	533,600
1999A	0.53	23 Sep 2004	423,500	8,000	415,500
1999B	0.59	23 Sep 2004	255,850	4,800	251,050
2000A	1.61	28 Sep 2005	948,000	40,000	908,000
2000B	1.79	28 Sep 2005	995,700	28,000	967,700
			7,154,701	1,804,051	5,350,650

	NOTE	2002 A$000s	2001 A$000s	2000 A$000s
1. RECONCILIATION OF ACCOUNTS TO US GAAP				
1.1 Profit and Loss Account				
Net (loss) reported under AUS GAAP		(26,776)	(26,837)	(9,929)
Net tax effects of the US GAAP adjustments		(858)	(1,058)	(1,057)
Stock option compensation	3 (a)	(378)	(584)	(3,826)
Licence and marketing agreements	3 (c)	2,319	2,319	(5,121)
Net loss according to US GAAP		(25,693)	(26,160)	(19,933)
Loss per ordinary share - US GAAP (A cents)	(a)			
- Basic		(7.24)	(7.40)	(6.14)
- Diluted		(7.24)	(7.40)	(6.14)
(Loss)/profit per American Depositary Share (ADS) - US GAAP (A cents)	(a)			
- Basic		(57.89)	(59.16)	(49.12)
- Diluted		(57.89)	(59.16)	(49.12)
Number of ordinary shares in calculation (000's)				
- Basic		355,078	353,720	324,686
- Diluted		355,078	353,720	324,686

(a) The options exercisable under the Company's Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares would have been 359,775,889.

	NOTE	2002 A$000s	2001 A$000s	2000 A$000s
1.2 Shareholders' Equity				
Shareholders' equity reported per AUS GAAP financial statements		(12,705)	14,071	35,792
Tax effect of US GAAP adjustments		-	858	1,916
Investments	3 (b)	-	(1,367)	-
Licence and marketing agreements	3 (c)	(484)	(2,802)	(5,121)
Shareholders' equity according to US GAAP		(13,189)	10,760	32,587

1. RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

	NOTE	2002 A$000s	2001 A$000s	2000 A$000s
1.3 Consolidated Balance Sheets				
Total assets reported per AUS GAAP financial statements		45,042	111,789	198,720
Future income tax benefit written off/reclassified		-	(2,627)	(2,368)
Investments	3 (b)	-	(1,367)	-
Licence and marketing agreements	3 (c)	(484)	(2,802)	(5,121)
Total assets according to US GAAP		44,558	104,993	191,231

		2002 A$000s	2002* US$000s
2.	**SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP**		
2.1	**Statement of Earnings Data**		
	Total revenue	51,960	29,243
	Net loss	25,693	14,460
2.2	**Balance Sheet Data at Year End**		
	Current assets	21,710	12,218
	Total assets	44,558	25,077
	Current liabilities	13,268	7,467
	Total long-term debt	19,357	10,894
	Total shareholders' equity	(13,189)	(7,423)

* Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation's published buy rate for telegraphic transfers which was US$0.5628 = A$1.00 on 30 June 2002. Such translations are provided for information purposes only.

3. SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a) Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b) Investments

Under AUS GAAP, the Company's investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. However, at 30 June 2002 there is no difference in accounting for this investment since the provision against the carrying value is other than temporary.

(c) Licence and Marketing Agreements

A difference, totalling $2.319 million credit (2001: $2.319 million credit, 2000: $5.121 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and prepaid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. In the year ended 30 June 2002 the capitalised prepaid marketing expense has been amortised under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital's operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 20 August 2002

By: ____________________

Name: John Abbott

Title Company Secretary